MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

February 26, 2007	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

MIRANDA GOLD CORP. EXPANDS PPM PROJECT

AND REPORTS 2006 DRILL RESULTS FROM FUSE

PPM Claim Staking

In order to provide better coverage of a pediment target, Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) recently staked 72 additional claims at its PPM project in Humboldt County, Nevada.  Miranda now controls 116 claims covering 3.7 square miles (9.7 sq km).

The PPM project is 12 miles (19.2 km) west of the Twin Creeks mine on the west flank of the Hot Springs Range.  Miranda identified a pediment-covered gold exploration target along extensions of northeast-striking faults mapped in the Poverty Peak sediment-hosted mercury district, immediately northeast of the property.  The claims cover a favorable area where the projection of northeast-striking faults intersects gold-in-sagebrush anomalies, proximal to the margin of an hypothesized buried intrusion.  The presence of the intrusion is inferred from airborne magnetic data.  The mercury occurrences northeast of PPM may reflect zonation from a gold system under pediment cover.  The claim block was expanded to cover a larger part of the inferred intrusive margin and gold in sage anomalies from an expanded 2006 survey extending off the existing claim block.

Sediment-hosted mercury occurrences in Nevada, proximal to sediment-hosted gold systems, were documented prior to modern gold discoveries along the Carlin, Cortez and Getchell gold trends. Mercury mineralization in the Poverty Peak district is hosted in calcareous sandstone/shale, siltstone and phyllite with local gold values locally up to 0.029 oz Au/t (1.00 g Au/t) reported in historic data for the project.  The mercury mineralization is associated with decalcification, iron staining, barite veinlets, and jasperoid within a northeast-striking fault corridor.  These structural and alteration features occur near the range front, adjacent to the PPM project.

PPM reflects Miranda’s continuing effort to generate exploration opportunities on the Battle Mountain-Eureka mineral trend.

Fuse Drill Results

In late 2006 the Cortez Joint Venture (“Cortez”), Miranda’s joint venture partner on the Fuse claims in Eureka County, Nevada, completed 1,860 ft (567.1m) of reverse circulation drilling in one vertical hole.  The hole was designed to test a coincident gravity high / mercury gas high for prospective lower-plate carbonate rocks beneath pediment cover.  The hole intersected bedrock at 780 ft (237.8m) and ended in upper-plate siliceous rocks.  Significant gold was not encountered.  Cortez will continue to evaluate other exploration opportunities on the Fuse claims in 2007.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Romarco Minerals Inc., Golden Aria Corp., and White Bear Resources Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.